Exhibit 23.2

To the Audit Committee
SinoCoking Coal and Coke Chemical Industries, Inc.

We consent to the use of our report dated September 13, 2011 on the consolidated balance sheet of SinoCoking Coal and Coke Chemical Industries, Inc. and subsidiaries as of June 30, 2011, and the related consolidated statements of income and comprehensive income, equity, and cash flows for the year then ended, included herein in this post-effective amendment no. 2 of the Registration Statement on Form S-1 of SinoCoking Coal and Coke Chemical Industries, Inc. and subsidiaries and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Friedman LLP

New York, New York
October 4, 2011